UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: December 31, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

DOCUMENT SECURITY SYSTEMS, INC.

Full Name of Registrant

Former Name if Applicable

200 Canal View Boulevard, Suite 300

Address of Principal Executive Office (Street and Number)

Rochester, New York 14623

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its annual report on Form 10-K within the prescribed time period because it required additional time to work with its auditors and legal counsel to prepare and finalize the Form 10-K . The Company filed its Form 10-K Annual Report with the SEC within 15 calendar days of the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frank D. Heuszel	585	325-3610
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2019, our revenue increased 5% to approximately $19.4 million as compared to revenues of $18.5 million for the year ended December 31, 2018. Printed products sales, which include sales of packaging, printing and plastic products, increased 1% in 2019 as compared to 2019, driven by an increase in the sales of printing and packaging products of 4% offset by a decrease in sales of plastic card products of 8%. The Company’s technology sales, services and licensing revenues increased 36% in 2019, as compared to 2018, due primarily to increases in sales of our AuthentiGuard product, which increased approximately $642,000 year-over-year.

Total costs and expenses increased to approximately $22.3 million in 2019 compared to approximately $20.2 million in 2018, an increase of 10%. Net other income and expense was an approximate expense of $134,000 in 2019 compared to an approximate gain of $3.2 million in 2018. During 2019, the Company had net loss of approximately $2.9 million as compared to a net income of approximately $1.5 million in 2018, representing a 468% decrease. The primary driver for the year-over-year change in net income/loss was the impact of the net gain from extinguishment of liabilities of approximately $3.5 million which occurred during the 2nd quarter of 2018.

DOCUMENT SECURITY SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DOCUMENT SECURITY SYSTEMS, INC.

Date: March 31, 2020	By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer